June 28, 2013

Ms. Jennifer Thompson

Accounting Branch Chief

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D. C. 20549

Re:

SECURE NetCheckIn Inc.

Form 10-K for the Year Ended December 31, 2011

Filed April 2, 2012

Form 10-K/A for the Year Ended December 31, 2011

Filed January 11, 2013

Form 10-K/A for the Year Ended December 31, 2011

Filed April 12, 2013

Form 10-K/A for the Year Ended December 31, 2011

June 21, 2013

File No. 333-173172

Dear Ms. Thompson:

This letter is in response to your comment letter dated March 20, 2013, to Brandi L. DeFoor, CEO of SECURE NetCheckIn Inc. (the “Company”) related to the company’s disclosures.

Form 10-K/A for the Year Ended December 31, 2011

1.

We note your response to comments 2 and 3 from our letter dated February 8, 2013. Your response indicates that you will amend your December 31, 2011 Form 10-K on or before February 27, 2013; however, you have not done so. Please provide us with updated information on when you will file the amended Form 10-K. Please file the amended Form

Subsequent to your letter on March 20, 2013, the Company filed its Form 10-K amendments on April 12, 2013 and June 21, 2013.

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated March 20, 2013. However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

/s/ Sheila L. Seck

Sheila L. Seck

sseck@seckassociates.com

Direct 913.515.9296

Cc:

Brandi DeFoor, via email

Mark W. DeFoor, via email

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